Via Facsimile and U.S. Mail
Mail Stop 6010

January 6, 2009

Mr. Eric Parsons
Chairman, President and Chief Executive Officer
StanCorp Financial Group, Inc.
1100 SW Sixth Avenue
Portland, OR  97204

**Re:     StanCorp Financial Group, Inc.**
**Form 10-K for the Year Ended December 31, 2007**
**Form 10-Q for the Quarterly Period Ended September 30, 2008**
**File No. 001-14925**

Dear Mr. Parsons:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief